ORRICK, HERRINGTON & SUTCLIFFE LLP
THE ORRICK BUILDING
405 HOWARD STREET
SAN FRANCISCO, CALIFORNIA 94105-2669

tel +1-415-773-5700
fax +1-415-773-5759
WWW.ORRICK.COM

Karen Dempsey
(415) 773-4140
kdempsey@orrick.com

November 13, 2012

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3010/CF/AD8
Washington, D.C. 20549

Attn:                    Sonia Gupta Barros, Special Counsel
Erin E. Martin, Attorney-Advisor
Kevin Woody, Accounting Branch Chief
Eric McPhee, Staff Accountant

Re:                                Silver Bay Realty Trust Corp.
Amendment No. 2 to Registration Statement on Form S-11
Filed November 13, 2012
File No. 333-183838

Ladies and Gentlemen:

We are submitting this letter on behalf of our client, Silver Bay Realty Trust Corp. (“we,” “us” or the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated November 1, 2012, relating to the Company’s Registration Statement on Form S-11 (the “Registration Statement”), initially filed with the Commission on September 11, 2012. The Company previously filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”) on October 17, 2012. Amendment No. 2 to the Registration Statement (“Amendment No. 2”) is being filed concurrently herewith.

The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. Except as otherwise specifically indicated, page references herein correspond to the pages of Amendment No. 2. We have also enclosed with the copy of this letter that is being transmitted via overnight delivery, four (4) copies of Amendment No. 2 in paper format, which have been marked to show changes from the most recent amendment (Amendment No. 1) to the Registration Statement.

General

1.                                      We note that as part of the formation transactions Two Harbors will receive 1,000 shares of your 8.0% cumulative redeemable preferred stock that it will immediately sell to an unaffiliated third party. Please tell us the exemption under which Two Harbors intends to effect this sale and identify the third party.

The Company advises the Staff that the third-party purchaser has not yet been identified.  Two Harbors has confirmed to the Company that it intends to sell the 8% cumulative redeemable preferred stock to a “qualified institutional buyer” as defined in Rule 144A under the Securities Act of 1933 (the “Securities Act”) and that if Two Harbors is unable to identify a “qualified institutional buyer,” it will consider sale of the stock to an accredited investor under the “Section 4(1-1/2)” exemption.

2.                                      We note your response to comment 2 in our letter dated October 5, 2012. To the extent that you use these presentations in the future, please delete the portion of your disclaimer that indicates: “It is not an offer to sell securities, nor is it a solicitation to buy securities.”

The Company acknowledges the Staff’s comment and confirms that it will delete this portion of the disclaimer if it uses these presentations in the future.

Prospectus Summary, page 1

Summary Compensation, page 9

3.                                      Please disclose the amount of organizational and offering expenses incurred to date.

The Company has revised the disclosure on page 10 of the Registration Statement and will disclose the organizational and offering expenses incurred to date as well as the total estimated offering expenses, with such dollar amounts to be included when the Company files an amendment to the Registration Statement that includes all other pricing related data.

4.                                      We note that you intend to grant equity incentives to employees of your Manager. Given the other incentive fees paid to your Manager, please explain the purpose of this equity compensation.

Our Manager will not be paid any incentive fees or other incentive compensation. The Company will pay our Manager a fixed management fee equal to 1.5% per annum based on the Company’s market capitalization. In addition, the Company will reimburse the Manager for all of its costs and expenses incurred in providing the management services, including the costs and expenses associated with compensating the Manager’s personnel other than the chief executive officer and certain personnel providing data analytics directly supporting the investment function. The equity incentive plan is intended to enable the Company to pay a portion of these compensation costs in the form of equity interests in the Company, in order to further align their interests with our stockholders. Employees whose compensation is not reimbursed by the Company, such as our chief executive officer and personnel providing data analytics directly supporting the investment function, will not be granted equity incentives.

Risk Factors, page 17

5.                                      We note your disclosure on page 56 of the average age of your properties and that approximately 15% of your properties are over 30 years old. Please tell us, with a view to disclosure, of any material risks or expenditures you may face in relation to lead paint.

Federal and state law require disclosures relating to lead-based paint for homes built before 1978 and also restrict construction and renovation activities on such homes. While we intend to comply with all such laws and regulations, we may face fines, criminal liability for violations, or other liability from lawsuits alleging personal injury due to exposure to lead paint. The Company has added a risk factor on page 26 of the Registration Statement disclosing such risks.

Use of Proceeds, page 47

6.                                      Please revise your disclosure to estimate the amount of proceeds you may use for cash payments you may be required to make to prior Provident investors.

The amount of cash payments the Company makes to Prior Provident Investors will depend on the elections made by such investors, up to a maximum of 10% of the aggregate consideration received by all Prior Provident Investors. The aggregate consideration to be paid to the Prior Provident Investors will depend on the relative values of the Provident portfolios as determined by the Automated Valuation Model as well as the per share price of the initial public offering. The Company has revised its “Use of Proceeds” section to disclose that up to 10% of the aggregate consideration paid to the Prior Provident Investors could be payable in cash and confirms to the staff that it will provide an estimate of the dollar amount in an amendment to the Registration Statement that includes pricing related information.

Our Initial Portfolio, page 55

7.                                      We note your response to comment 27 in our letter dated October 5, 2012. Please revise your disclosure to the table on pages 56 and 78 to disclose the number of properties that are leased and the number that are vacant.

The Company has revised its disclosure in the tables on page 59 of the Registration Statement to disclose the number of properties that are leased and the number of properties that are vacant as of September 30, 2012.  The Company has also revised the chart on page 83 of the Registration Statement to focus on property-related data.

Property Stabilization, page 57

8.                                      Please tell us the basis for management’s belief that the average asset level return on a stabilized single-family rental property will be between 50% and 60%.

Because the Company has a limited operating history, and a significant portion of its Initial Portfolio is still undergoing stabilization, the Company believes it is helpful for potential investors to have some understanding of the underlying economics of the Company’s long term model. The Company’s estimate of the net rental cash flow on a stabilized single-family rental property is based on its own experience to date and data from the Provident portion of the Initial Portfolio and is also generally consistent with the nascent third-party research published to date on this emerging asset class. This net rental cash flow excludes the impact of depreciation and corporate G&A expenses.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 53

Real Estate Acquisition Valuation, page 60

9.                                      We have reviewed your response to comment 29 in our letter dated October 5, 2012. Please provide an analysis of the potential materiality of the overstatement of land values due to the use of tax record data. We note your response that a 1% or 2% overstatement would not be material, but it seems possible that a much greater overstatement is possible.

In the Company’s response to previous comment 29, the Company considered that the potential land/building allocation errors could result in either an overstatement or understatement and could vary by region in either the same direction (overstatement) or in opposite directions (both overstatement and understatement). Because the average acquisition price of houses in our portfolio is approximately $110,000, there would need to be significant variances trending in the same direction across the entire portfolio in order for there to be a material error to the classification of land and building in balance sheet. Even if this were the case, the Company believes that an investor would not consider a reclassification of costs between land and building line items to be material because both amounts are still included within net real estate investment. The Company also believes that any potential reallocation between land and building would not be material to the statement of operations.

As an example, if we assume a 1% overstatement of land to our Predecessor’s entire land balance at September 30, 2012, and a corresponding understatement of the building balance, then land would be overstated by approximately $394,000, resulting in an error in annual depreciation expense (amount reallocated to building and depreciated over 27.5 years) of approximately $14,000. Based upon the current range of land allocation percentages (16% to 26%), if the average should be the low end of the range of 16% instead of 26%, land could potentially be overstated by approximately $2.8 million, resulting in an annual depreciation expense effect of approximately $100,000. After the completion of the Formation Transactions and the offering, the Company believes that any such variance in annual depreciation expense would not be material to the Company’s GAAP earnings.

The Company believes that, after considering all available allocation alternatives, utilizing real estate tax assessments to allocate purchase price represents the use of reasonable judgment. The Company will continue to monitor all available alternatives to allocate purchase price, but in the interim will continue to use real estate tax assessments to allocate purchase price, updated quarterly, as new assessment information becomes available.

Impairment of Real Estate, page 60

10.                               We have reviewed your response to comment 30 in our letter October 5, 2012 and your revised disclosure. In addition to the significant assumptions discussed, please include a discussion of projected capital expenditures and useful lives for the assets.

The Company has added disclosure on page 67 of the Registration Statement under “Impairment of Real Estate” to include a discussion of projected capital expenditures and useful lives for the assets to the critical accounting policy on impairment of real estate.

Predecessor and Provident Results of Operations, page 61

11.                               We note your disclosure that during the first half of 2012, your predecessor spent approximately $1 9 million on initial property renovations for the properties acquired during that period. Please provide comparable disclosure for the Provident entities for the years ended December 31, 2010 and 2011 and the six month ended June 30, 2012.

The Company has added disclosure on page 66 of the Registration Statement to include a discussion of initial property renovations for the Provident Properties acquired during the years ended December 31, 2010 and 2011 and the nine months ended September 30, 2012.

Liquidity, page 63

12.                               We note your disclosure on page 125 that beginning on the date that is 12 months after you complete this offering, the prior Provident investors holding common units in the Operating Partnership will be able to redeem part or all of their common units for cash. Please revise your MD&A disclosure to discuss the impact this may have on your liquidity, if material.

Because the General Partner may elect to require the Company to issue shares of common stock in exchange for common units rather than redeeming the common units for cash, we do not believe the impact on our liquidity will be material. However, the Company has revised its MD&A disclosure on page 68 to note that to the extent the common units are redeemed for cash, our liquidity will be decreased.

Note 1. Notes to Pro Forma Condensed Consolidated Balance Sheet, page F-6

13.                               Please disclose any potential contingent consideration and discuss how you will account for this consideration.

The Company believes there may be potential contingent consideration with regard to certain Formation Transactions. The Company has added disclosure in Note (B) on page F-6, Note (C)(1) on page F-7 and Note (C)(1)(ii) on page F-12 of the Registration Statement.

14.                               Please revise your disclosure in your next filing to provide a detailed analysis of how you determined the fair values of the assets and liabilities of the Provident entities, broken down by asset and liability type.

The Company has added disclosure in Note (B) on page F-7 of the Registration Statement to include a discussion of how the fair values of the assets and liabilities of the Provident entities were determined, broken down by asset and liability type.

Draft Legal Opinion

15.                               Please refer to paragraphs (vii) and (d) of the draft opinion. It appears that counsel is relying upon an “Officers’ Certificate” with regard to the determination of the authorization of shares, which appears inappropriate. Please revise here to clarify that you are referring to representations, warranties and statements of officers as to questions of fact or otherwise explain to us how this assumption is appropriate.

Paragraphs (vii) and (d) of the draft legal opinion have been revised to clarify that the officers’ certificate certifies questions of fact and to remove the reference to the authorization of shares. Clean and marked copies of a revised draft of the legal opinion are being provided to the Staff for review as Exhibit A hereto.

16.                               Refer to paragraph (f) and the comment above. It appears that this assumption is overly broad because it attempts to assume the due authorization of shares, which is a matter upon which counsel should opine. Please revise or advise.

Paragraph (f) of the attached draft of the legal opinion has been revised to delete the assumption regarding the authorization of shares.

****************

Please direct your questions or comments regarding the Company’s responses or Amendment No. 2 to the undersigned at (415) 773-4140 or by email at kdempsey@orrick.com or, in my absence, Stephanie Tang at (415) 773-4156.

Sincerely,

ORRICK, HERRINGTON & SUTCLIFFE LLP

/s/ Karen A. Dempsey

Karen A. Dempsey

cc:                                David N. Miller
Christine Battist
Timothy O’Brien
Silver Bay Realty Trust Corp.

David J. Goldschmidt
Joshua A. Kaufman
Skadden, Arps, Slate, Meagher & Flom LLP

Lance Smith
Steven Altier
Ernst & Young LLP

Exhibit A

Form of Legal Opinion — DRAFT Exhibit 5.1

(Clean copy of revised draft)

                          , 2012

Silver Bay Realty Trust Corp.

601 Carlson Parkway, Suite 250

Minnetonka, Minnesota 55305

Re:                             Silver Bay Realty Trust Corp., a Maryland corporation (the “Company”) — Registration Statement on Form S-11, as amended, pertaining to the issuance and sale by the Company of up to                        shares (the “Shares”) of common stock, par value $0.01 per share (the “Common Stock”), of the Company

Ladies and Gentlemen:

We have acted as Maryland corporate counsel to the Company in connection with the registration of the Shares under the Securities Act of 1933, as amended (the “Act”), by the Company under the Registration Statement on Form S-11 (Reg. No. 333-183838), filed with the Securities and Exchange Commission (the “Commission”) on or about September 11, 2012, as amended (the “Registration Statement”).  You have requested our opinion with respect to the matters set forth below.

In our capacity as Maryland corporate counsel to the Company and for the purposes of this opinion, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (collectively, the “Documents”):

(i)                                     the corporate charter of the Company (the “Charter”) represented by Articles of Incorporation filed with the State Department of Assessments and Taxation of Maryland (the “Department”) on June 29, 2012 and Articles of Amendment and Restated filed with the Department on                       , 2012;

(ii)                                  the Bylaws of the Company, adopted on or as of July 2, 2012 (the “Original Bylaws”), and the Amended and Restated Bylaws of the Company, adopted on or as of                   , 2012 (the “Amended and Restated Bylaws”, and together with the Original Bylaws, the “Bylaws”);

(iii)                               the Unanimous Written Consent in Lieu of Meeting of the Board of Directors (the “Board of Directors”) of the Company, dated as of July 2, 2012 (the “Organizational Minutes”);

(iv)                              resolutions adopted by the Board of Directors on or as of September 11, 2012 and                     , 2012 (the “Existing Directors’ Resolutions”, and together with the Organizational Minutes and the Final Determinations (as defined herein), the “Directors’ Resolutions”);

(v)                                 the Registration Statement and the related form of prospectus included therein, in substantially the form filed or to be filed with the Commission pursuant to the Act;

(vi)                              a status certificate of the Department, dated as of a recent date, to the effect that the Company is duly incorporated and existing under the laws of the State of Maryland;

(vii)                           a Certificate of                             ,                                  of the Company, and                               ,                                of the Company, dated as of the date hereof (the “Officers’ Certificate”), certifying that, as a factual matter, the Charter, the Bylaws and the Directors’ Resolutions are true, correct and complete, and have not been rescinded or modified, and as to the manner of adoption of the Directors’ Resolutions; and

(viii)                        such other documents and matters as we have deemed necessary and appropriate to render the opinions set forth in this letter, subject to the limitations, assumptions, and qualifications noted below.

In reaching the opinions set forth below, we have assumed the following:

(a)                                 each person executing any of the Documents on behalf of any party (other than the Company) is duly authorized to do so;

(b)                                 each natural person executing any of the Documents is legally competent to do so;

(c)                                  any of the Documents submitted to us as originals are authentic; the form and content of any Documents submitted to us as unexecuted drafts do not differ in any respect relevant to this opinion from the form and content of such documents as executed and delivered; any of the Documents submitted to us as certified, facsimile or photostatic copies conform to the original document; all signatures on all of the Documents are genuine; all public records reviewed or relied upon by us or on our behalf are true and complete; all statements and information contained in the Documents are true and complete; there has been no modification of, or amendment to, any of the Documents, and there has been no waiver of any provision of any of the Documents by action or omission of the parties or otherwise;

(d)                                 the Officers’ Certificate and all other certificates submitted to us are, as to factual matters, true and correct both when made and as of the date hereof;

(e)                                  none of the Shares will be issued or transferred in violation of the provisions of the Article VII of the Charter relating to restrictions on ownership and transfer of capital stock; and

(f)                                   prior to the issuance of the Shares subsequent to the date hereof, the Board of Directors, or a duly authorized committee thereof, will adopt resolutions which establish the consideration to be received by the Company for the issuance and sale of the Shares (collectively, the “Final Determinations”).

Based on our review of the foregoing and subject to the assumptions and qualifications set forth herein, it is our opinion that, as of the date of this letter:

(1)                                 The Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Maryland.

(2)                                 The issuance of the Shares has been duly authorized by all necessary corporate action on the part of the Company and when such Shares are issued and delivered by the Company in exchange for the consideration therefor as provided in, and in accordance with, the Directors’ Resolutions, such Shares will be validly issued, fully paid and non-assessable.

The foregoing opinion is limited to the laws of the State of Maryland, and we do not express any opinion herein concerning any other law.  We express no opinion as to the applicability or effect of any federal or state securities laws, including the securities laws of the State of Maryland, or as to federal or state laws regarding fraudulent transfers.  To the extent that any matter as to which our opinion is expressed herein would be governed by any jurisdiction other than the State of Maryland, we do not express any opinion on such matter.

This opinion letter is issued as of the date hereof and is necessarily limited to laws now in effect and facts and circumstances presently existing and brought to our attention.  We assume no obligation to supplement this opinion letter if any applicable laws change after the date hereof, or if we become aware of any facts or circumstances that now exist or that occur or arise in the future and may change the opinions expressed herein after the date hereof.

We consent to the incorporation by reference of this opinion in the Registration Statement and further consent to the filing of this opinion as an exhibit to the applications to securities commissioners for the various states of the United States for registration of the Shares.  We also consent to the identification of our firm as Maryland counsel to the Company in the section of the Registration Statement entitled “Legal Matters.”  In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the Act.

Very truly yours,

Form of Legal Opinion — DRAFT Exhibit 5.1

(Marked copy of revised draft)

                       , 2012

Silver Bay Realty Trust Corp.

601 Carlson Parkway, Suite 250

Minnetonka, Minnesota 55305

Re:                             Silver Bay Realty Trust Corp., a Maryland corporation (the “Company”) — Registration Statement on Form S-11, as amended, pertaining to the issuance and sale by the Company of up to                        shares (the “Shares”) of common stock, par value $0.01 per share (the “Common Stock”), of the Company

Ladies and Gentlemen:

We have acted as Maryland corporate counsel to the Company in connection with the registration of the Shares under the Securities Act of 1933, as amended (the “Act”), by the Company under the Registration Statement on Form S-11 (Reg. No. 333-183838), filed with the Securities and Exchange Commission (the “Commission”) on or about September 11, 2012, as amended (the “Registration Statement”).  You have requested our opinion with respect to the matters set forth below.

In our capacity as Maryland corporate counsel to the Company and for the purposes of this opinion, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (collectively, the “Documents”):

(i)                                     the corporate charter of the Company (the “Charter”) represented by Articles of Incorporation filed with the State Department of Assessments and Taxation of Maryland (the “Department”) on June 29, 2012 and Articles of Amendment and Restated filed with the Department on                       , 2012;

(ii)                                  the Bylaws of the Company, adopted on or as of July 2, 2012 (the “Original Bylaws”), and the Amended and Restated Bylaws of the Company, adopted on or as of                   , 2012 (the “Amended and Restated Bylaws”, and together with the Original Bylaws, the “Bylaws”);

(iii)                               the Unanimous Written Consent in Lieu of Meeting of the Board of Directors (the “Board of Directors”) of the Company, dated as of July 2, 2012 (the “Organizational Minutes”);

(iv)                              resolutions adopted by the Board of Directors on or as of September 11, 2012 and                     , 2012 (the “Existing Directors’ Resolutions”, and together with the Organizational Minutes and the Final Determinations (as defined herein), the “Directors’ Resolutions”);

(v)                                 the Registration Statement and the related form of prospectus included therein, in substantially the form filed or to be filed with the Commission pursuant to the Act;

(vi)                              a status certificate of the Department, dated as of a recent date, to the effect that the Company is duly incorporated and existing under the laws of the State of Maryland;

(vii)                           a Certificate of                             ,                                  of the Company, and                               ,                                of the Company, dated as of the date hereof (the “Officers’ Certificate”), ~~to the effect~~certifying that, ~~among other things~~as a factual matter, the Charter, the Bylaws and the Directors’ Resolutions are true, correct and complete, and have not been rescinded or modified, and ~~are in full force and effect on the date of the Officers’ Certificate and certifying~~ as to the manner of adoption of the Directors’ Resolutions ~~and the authorization for issuance of the Shares~~; and

(viii)                        such other documents and matters as we have deemed necessary and appropriate to render the opinions set forth in this letter, subject to the limitations, assumptions, and qualifications noted below.

In reaching the opinions set forth below, we have assumed the following:

(a)                                 each person executing any of the Documents on behalf of any party (other than the Company) is duly authorized to do so;

(b)                                 each natural person executing any of the Documents is legally competent to do so;

(c)                                  any of the Documents submitted to us as originals are authentic; the form and content of any Documents submitted to us as unexecuted drafts do not differ in any respect relevant to this opinion from the form and content of such documents as executed and delivered; any of the Documents submitted to us as certified, facsimile or photostatic copies conform to the original document; all signatures on all of the Documents are genuine; all public records reviewed or relied upon by us or on our behalf are true and complete; all statements and information contained in the Documents are true and complete; there has been no modification of, or amendment to, any of the Documents, and there has been no waiver of any provision of any of the Documents by action or omission of the parties or otherwise;

(d)                                 the Officers’ Certificate and all other certificates submitted to us are, as to factual matters, true and correct both when made and as of the date hereof;

(e)                                  none of the Shares will be issued or transferred in violation of the provisions of the Article VII of the Charter relating to restrictions on ownership and transfer of capital stock; and

(f)                                   prior to the issuance of the Shares subsequent to the date hereof, the Board of Directors, or a duly authorized committee thereof, will adopt resolutions ~~determining~~which establish the consideration to be received by the Company for the ~~Shares to be issued and the terms of the~~ issuance and sale of the Shares~~, and authorizing the issuance of the Shares in accordance with such determinations~~ (collectively, the “Final Determinations”).

Based on our review of the foregoing and subject to the assumptions and qualifications set forth herein, it is our opinion that, as of the date of this letter:

(1)                                 The Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Maryland.

(2)                                 The issuance of the Shares has been duly authorized by all necessary corporate action on the part of the Company and when such Shares are issued and delivered by the Company in exchange for the consideration therefor as provided in, and in accordance with, the Directors’ Resolutions, such Shares will be validly issued, fully paid and non-assessable.

The foregoing opinion is limited to the laws of the State of Maryland, and we do not express any opinion herein concerning any other law.  We express no opinion as to the applicability or effect of any federal or state securities laws, including the securities laws of the State of Maryland, or as to federal or state laws regarding fraudulent transfers.  To the extent that any matter as to which our opinion is expressed herein would be governed by any jurisdiction other than the State of Maryland, we do not express any opinion on such matter.

This opinion letter is issued as of the date hereof and is necessarily limited to laws now in effect and facts and circumstances presently existing and brought to our attention.  We assume no obligation to supplement this opinion letter if any applicable laws change after the date hereof, or if we become aware of any facts or circumstances that now exist or that occur or arise in the future and may change the opinions expressed herein after the date hereof.

We consent to the incorporation by reference of this opinion in the Registration Statement and further consent to the filing of this opinion as an exhibit to the applications to securities commissioners for the various states of the United States for registration of the Shares.  We also consent to the identification of our firm as Maryland counsel to the Company in the section of the Registration Statement entitled “Legal Matters.”  In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the Act.

Very truly yours,